BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED (Y M D)	DATE OF REPORT (Y M D)
WESTWARD EXPLORATIONS LTD.	03 | 06 | 30	03 | 07 | 28

ISSUER ADDRESS: 2300 – 1066 WEST HASTINGS STREET				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6E 3X2	ISSUER FAX NO. 604-893-7071	ISSUER TELEPHONE NO. 604-688-1508
CONTACT PERSON JUNE BALLANT		CONTACT'S POSITION CONTROLLER		CONTACT TELEPHONE NO. 604-688-1508
CONTACT EMAIL ADDRESS jballant@windarra.com		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y M D)
"Steve Brunelle"	STEVEN BRUNELLE	03 | 08 | 22
"John Pallot"	JOHN PALLOT	03 | 08 | 22

FIN51-901F Rev.2000/12/19

dlw 9/23

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended June 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 7 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 9 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 voting common shares, without par value

   b) Shares issued and outstanding:

	Number of Shares		Amount
Balance, June 30, 2003	18,697,548	$	5,996,533

   c) Options, warrants and convertible securities outstanding:

   See Note 8 in the attached unaudited financial statements.

   d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	John Pallot
Director:	Steven Brunelle
Director:	Peter Dunfield
Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. The Company's business

The Company is in the business of exploring mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's exploration activities have been centered on precious metal properties in Canada and South America.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

2. *Mineral properties and exploration*

Magnacon Joint Venture Properties, Ontario

The Magnacon Joint Venture Properties Properties consist of 19 freehold patented claims and 7 leasehold patented claims at the Magnacon Property plus one leasehold claim (replacing 40 former mining claims) at the contiguous Magnacon East Property. In 1995 the Company acquired 11.11% interest in the Magnacon Mine Property. River Gold Mines Ltd. ("River Gold") owns a 75% interest in both properties and is the operator of the Joint Venture

The Magnacon Property is the site of the former producing Magnacon Mine which produced 34,000 ounces of gold between early 1989 and July 1990. Windarra has expended approximately $17 million dollars since 1985 on the Properties. A total in excess of an estimated $70 million dollars has been spent by all parties between 1985 to 2000 on the exploration and development of the Properties

2003 Work Program

In 2002, $474,308 was spent on a 6,006-metre drilling program designed to provide a systematic evaluation of the Magnacon properties. In January 2003 a 12 hole drilling program totaling 700 metres was completed to test the geometry and continuity of the Hollinger South occurrence. Drilling encountered narrow gold enriched intervals yet failed to establish continuity of the high grade vein encountered in 2002. Although more work is required here, current focus is directed towards underground exploration in the Magnacon Mine Area. Any ore extracted would be processed as supplemental mill feed by the River Gold Mill located on the Property.

Work during the second quarter consisted of dewatering the underground workings. To June 30, the water level was between the 3rd and 4th levels. Most of the open stopes and development from prior mining is above this level. The bottom is the 6th level at 600 feet. The plan is to drift on portions of the "Upper Veins" to determine their continuity and grade. Historic drilling in these areas demonstrate erratically distributed gold but potential for gold grade.

Tallman Report, July 2003

In early June, the Company engaged the services of Peter Tallman, P.Geo., to conduct a comprehensive review of the Magnacon Project and commissioned a technical report . P. Tallman reported as follows:

"At mine closure in 1990, an inferred mineral resource (conforms to NI43-101) totaling 1,270,000 tons grading 0.18 oz/ton gold containing 223,000 ounces gold remained in blocks adjacent the Magnacon Mine workings which required further development to access and extract (Muscocho Explorations, 1990).

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

2. Mineral Properties and Exploration (cont….)

Table 1: 1990 Muscocho Explorations Ltd Estimate of Resources at Closure

	Proven	Probable	Possible	Inferred
Tons	92,000	39,000	119,000	1,115,000
oz Au/ton	0.23	0.22	0.21	0.17

River Gold plans to begin underground exploration and development on the 6th and 7th Levels of the Magnacon Mine during late 2003. This work program is planned to confirm the existing inferred mineral resource calculated by Muscocho (1990) of 22,000 ounces of gold in 47,500 tons of material and provide development access for extraction. Exploration and development of other mineral resource blocks accessible from the Magnacon Mine workings will follow. If exploration is successful, extraction of existing inferred mineral resources is estimated to continue to 2010.

There is significant exploration potential for additional mineralization to be located immediately adjacent to the Magnacon Mine workings. As example, the series of Upper Veins just north of the 4th Level and 5th Level workings are excellent exploration targets easily tested by underground diamond drilling.

Budget and Expenditure

At June 30, 2003, River Gold has spent $1,395,968 and must incur an additional $604,032 in exploration prior to a pro-rata contribution from Westward and Windarra. River Gold has proposed, and is currently working on, a budgeted $2,160,000 exploration and development program at the Magnacon Mine. Westward is expected to have to contribute $129,346 in exploration funds during 2003 to maintain its 11.11% ownership interest in the Properties.

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. The properties are in good standing for 20 years. Cameco Corporation the operator of the joint venture has not proposed any work program for this year.

Other Properties and Projects: The Company is actively reviewing proposals for joint venture in several mining properties including a silver property in British Columbia and an oil and gas play in Saskatchewan.

3. Financial discussion

The Company's operating expenses of $77,997 are lower than the $90,080 incurred in the same period in 2002. The variance is due to a drop in business development fees from $15,200 in 2002 to nil in 2003.

During the current period, the Company received a $50,000 settlement from the Province of British Columbia relative to the government's expropriation of the Shuttleworth claims located in the Alberni Mining Division in 1994. For the same period last year, the Company had a net gain of $17,159 in its transactions in Tenke shares. With the increase in other items and a reduction in the expenses, the Company recorded a net gain of $9,354 for the 9-month period ending June 30, 2003 compared to a net loss of $11,879 for the same period last year.

Westward is working on financing options in anticipation of its participation in the Magnacon Joint Venture and new acquisitions, which will be announced in due course.

4. Working Capital Position

At June 30, 2003, the Company had working capital of $47,153. In addition, the Company has long-term marketable securities presently valued at $47,500 (book value = $25,221) and a receivable from parent, Windarra Minerals Ltd. of $1,043,443. During the period ending June 30, 2003 a partial loan payment of $20,000 was paid back to Windarra.

5. Contingency

See Note 11 in the attached unaudited financial statements. Management has retained Thorsteinssons , tax lawyers to resolve its dispute with CCRA. The Company is waiting for the Courts to set a hearing date .

6. Management Changes

The Company held its Annual General Meeting on February 19, 2002 in which last year's Board was re-elected except for Jay Sujir who did not to stand for re-election.

WESTWARD EXPLORATONS LTD.
Balance Sheets
Unaudited

	June 30 2003	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 61,657	$ 78,626
Receivables	6,398	5,360
	68,055	83,986
Long term investment (Note 3)	25,221	25,221
Due from Windarra Minerals Ltd. (Note 4)	1,043,443	1,027,498
Capital assets (Note 5)	1,170	1,479
Mineral properties (Note 6)	2	2
Deferred exploration costs (Note 6)	419	1
	$ 1,138,310	$ 1,138,187
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 20,902	$ 30,133
Shareholders' equity		
Capital stock (Note 7)	5,996,533	5,996,533
Deficit	(4,879,125)	(4,888,479)
	1,117,408	1,108,054
	$ 1,138,310	$ 1,138,187

Contingency (Note 11)

On behalf of the Board:

Steve Brunelle
Director

John Pallot
Director

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Operations and Deficit
Unaudited

	3 months ended Jun 30, 2003	3 months ended Jun 30, 2002	9 months ended Jun 30, 2003	9 months ended Jun 30, 2002
EXPENSES				
Administration fees	$ 3,000	$ 7,400	$ 9,000	$ 19,400
Amortization	95	130	309	363
Audit and accounting	3,000	5,000	12,475	11,750
Business development	-	-	-	15,200
Legal	-	-	791	4,533
Management and financial consulting	7,500	(3,200)	20,750	14,000
Office & miscellaneous	4,383	505	12,088	5,657
Public relations	586	150	2,124	931
Regulatory fees	20	1,806	4,286	6,366
Rent & reception	3,782	3,000	8,732	9,000
Technical consulting	-	-	2,800	-
Transfer agent fees	921	481	3,453	2,880
Travel & related costs	-	-	1,189	-
	23,287	15,272	77,997	90,080
Loss from operations	(23,287)	(15,272)	(77,997)	(90,080)
OTHER ITEMS				
Interest income	13,844	9,983	37,351	29,402
Gain on option of mineral property	-	-	-	88,597
Gain on expropriation of mineral property	-	-	50,000	-
Gain (loss) on sale of investments	-	31,640	-	(39,798)
	13,844	41,623	87,351	78,201
Income (Loss) for the period	(9,443)	26,351	9,354	(11,879)
Deficit, beginning of period	(4,869,682)	(4,823,539)	(4,888,479)	(4,785,309)
Deficit, end of period	$ (4,879,125)	$ (4,797,188)	$ (4,879,125)	$ (4,797,188)
Loss per share	$ (0.01)	$ (0.01)	$ 0.01	$ (0.01)

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Cash Flows
Unaudited

	3 months ended Jun 30, 2003	3 months ended Jun 30, 2002	9 months ended Jun 30, 2003	9 months ended Jun 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (Loss) for the period	$ (9,444)	$ 26,351	$ 9,354	$ (11,879)
Items not affecting cash:				
Accrued interest income	(12,701)	(9,873)	(35,946)	(29,210)
Amortization	95	130	309	363
Loss (gain) on sale of investment	-	(31,640)	-	39,798
Gain on option of mineral property	-	-	-	(88,597)
Changes in non-cash working capital items:				
Decrease (increase) in receivables	35	(548)	(1,038)	7,670
Increase (decrease) in accounts payable and accrued liabilities	(3,868)	(13,202)	(9,230)	(27,825)
Net cash used in operating activities	(25,883)	(28,782)	(36,551)	(109,680)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment from (advances to) parent	20,000	(9,500)	20,000	(71,500)
Deferred exploration costs	(418)	-	(418)	-
Proceeds on sale of investments	-	45,940	-	265,962
Acquisition of capital assets	-	-	-	(722)
Net cash used in investing activities	19,582	36,440	19,582	193,740
Change in cash and equivalents during the period	(6,301)	7,658	(16,969)	84,060
Cash and equivalents, beginning of period	67,958	79,880	78,626	3,478
Cash and equivalents, end of period	$ 61,657	$ 87,538	$ 61,657	$ 87,538

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company is considered to be in the development stage, as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Jun 30 2003	Sept 30 2002
Working capital	$ 47,153	$ 53,853
Deficit	(4,879,125)	(4,888,479)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. LONG-TERM INVESTMENTS

	Jun 30 2003	Sept 30 2002
Shares of publicly trade companies	$ 25,221	$ 46,004
Less: Written-down	-	(20,783)
	25,221	25,221
Investment in Adelaide	-	50,000
Less: Written-off	-	(50,000)
Total investments	$ 25,221	$ 25,221

During 2001, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposed to source and sell coal between China and Europe. During fiscal 2002, management of the Company determined that it would not proceed with the investment and accordingly, all related costs were written-off to operations in that period.

4. DUE FROM WINDARRA MINERALS LTD.

The amounts due from Windarra Minerals Ltd. ("Windarra"), who owns approximately 72% of the common shares of the Company, are unsecured, bear interest at the prime rate and have no specific terms of repayment.

The fair value of this loan is not determinable, as it has no specific terms of repayment.

5. CAPITAL ASSETS

	Jun 30 2003			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 4,371	$ 3,201	$ 1,170	$ 4,371	$ 2,892	$ 1,479

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Little Deer Lake Claims	Magnacon Claims	Total Jun 30 2003	Total Sep 30 2002
Balance, beginning of period	$ 1	$ 2	$ 3	$ 3
Additions during the period:				
Geological analysis	-	80	80	-
Travel & transportation	-	338	338	-
Total additions during the period	-	418	418	-
Balance, end of period	$ 1	$ 420	$ 421	$ 3

Little Deer Lake claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon claims, Ontario

The Company, together with its subsidiary Westward Explorations Ltd holds a 25% interest in 19 freehold patented claims and 7 leasehold patented claims in the Sault Ste. Marie mining division, Ontario. The Company previously wrote down related deferred exploration costs to a nominal value.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
As at June 30, 2003	18,697,548	$ 5,996,533

As at June 30, 2003, 13,474,215 common shares of the Company are held by Windarra.

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at June 30, 2003:

Number of Shares	Exercise Price	Expiry Date
210,000	$ 0.20	August 18, 2004
810,000	0.15	May 16, 2006

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued accounting fees of $9,000 to an officer of the Company.

b) Paid or accrued office rent of $825 to Windarra.

c) Paid or accrued management and financial consulting fees of $8,250 to a director of the Company.

d) Paid or accrued corporate administration fees of $9,000 to a Company with a common director.

e) The Company accrued interest income of $37,351 from Windarra.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company primarily operates in Canada in one industry segment.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposit, receivables, long-term investments, amounts due from Windarra Minerals Ltd., and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. CONTINGENCY

a) During 1999, the CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that the reassessment is without merit and has filed a Notice of Appeal with the Tax Courts of Canada. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in these financial statements.

b) During the previous year, the former President signed an agreement on behalf of the Company between APR Energy Pte. Ltd. ("APR"), APR Coal and Energy Ltd. ("APR Coal"), the former President and his business partner, to form and capitalize a coal trading company based in Singapore. The agreement stipulated that the initial capitalization would be $4,000,000 Singapore Dollars of which the Company would contribute 10%. Management maintains that it did not authorize nor ratify the signing of this agreement and has notified the parties accordingly. APR and APR Coal have agreed to takeover the Company's position and the former President has also indemnified the Company from any liabilities arising out of this agreement.

WESTWARD EXPLORATIONS LTD.

CORPORATE DATA

AUGUST 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, Director / President
June Ballant, Secretary
Steven Brunelle, Director
Peter Dunfield, Director

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: jpallot@windarra.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	18,697,548
Escrow:	Nil
Options:	1,020,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WWE
Cusip No.: 96168D 10 7